McKesson Corporation (MCK)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
McKesson shareholder since 2010

Proposal 5 Supports Reasonable Limits on Golden Parachutes

According to the contradictory Board of Directors statement next to this proposal the Board of Directors claims that it has already adopted this proposal. Then the Board claims that it does not want to adopt this proposal because adopting this proposal will purportedly have a downside.

This proposal places no limits on golden parachutes. It simply calls for a shareholder approval of golden parachutes over a reasonable limit. The Board of Directors already has a shareholder engagement program that enables the Board to convince shareholders that any deviation from reasonable limits on golden parachutes is in the best interest of shareholders.

The fact that the Board of Directors has already used shareholder money to produce and distribute a glossy promotion piece on their opposition to this proposal suggests that the Board’s argument is weak on the merits. It also shows that the Board feels a need to appeal to shareholders who do not study this issue in detail.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.